Exhibit 2

TRA. 2744-06/N

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the Establishment of Royalties entered into by and between Luis RODRIGUEZ MARlATEGUI CANNY, identified by National Identity Card (DNI) 08798881, with usual residence for the purposes hereof at Calle Miguel Aljovin 530, District of Surco, Province of Lima and Jaime RODRIGUEZ MARlATEGUI BLUME, identified by National Identity Card (DNI) 09389280, with usual residence for the purposes hereof at Calle La Joya 175, Tambo de Monterrico, Surco (hereinafter jointly referred to as the “Sellers”); and MINERA PERU COPPER S.A., identified by Tax ID Number (RUC) 20506675457, with principal place of business for the purposes hereof at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien Registration Card (CE) 000084967, and H. Eric PEITZ, identified by Allen Registration Card (CE) 000190392, as per powers of attorney filed on Entry 11532703 of the Registry of Companies in and for Lima and El Callao (hereinafter “MPC”).

Melissa Gabriela PATRONI DEDEKIND, identified by National Identity Card (DNI) 10308801, spouse of Jaime RODRIGUEZ MARlATEGUI BLUME also participates in this Agreement, as evidence of her acceptance and agreement with any and all the terms and conditions set forth herein, and MINERA CENTENARIO S.A.C, identified by Tax ID Number (RUC) 20513328223, acting by and through Luis RODRIGUEZ MARlATEGUI CANNY, identified by National Identity Card (DNI) 08798881, Juan Pedro RODRIGUEZ MARlATEGUI BLUME, identified by National Identity Card (DNI) 10266797 and Charles Graham PREBLE, identified by Alien Registration Card (CE) 000084967, as per powers of attorney filed on Entry 11879479 of the Registry of Companies in and for Lima and El Caliao, with principal place of business for the purposes hereof at José Gálvez Barrenechea 925, San Borja (hereinafter “CENTENARIO”) as evidence of its agreement with all the representations and provisions containing obligations to be fulfilled by the said company.

This Agreement is entered into under the following terms and conditions:

ONE:

Simultaneously with the execution of this Agreement, the Sellers and MPC have entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) over 100% of the Class “A” shares issued by CENTENARIO representing 99% of the capital stock of CENTENARIO. On the other hand, CENTENARIO is the holder of the mining concessions detailed in Appendix A that constitutes an integral part hereof (the “Mining Rights”). By virtue of the said transfer of shares, MPC is the owner of CENTENARIO.

TWO:

By this Agreement, which shall be registered in the Filing Entry of each one of the Mining Rights, MPC undertakes to pay the Sellers a royalty on the effective production extracted form the Mining Rights (the “Royalties”) as from the commencement of the commercial operations over the Mining Rights, as defined in Article Four. MPC also commits itself to keep in force the registration of the Royalty in the filing entry of each one of the Mining Rights and renew them before their expiration dates whenever deemed necessary. The right to collect the Royalties shall correspond to each one of the Sellers in equal parts.

THREE:

The Royalties to be paid shall be calculated based on the net sales in accordance with the copper (Cu) price established at the time of calculating them according to the following table:

Cu %	%
<0.80 US$/Lb	0.51%
0.8-1.10 US$/Lb	(4.0 x Cu)-2.69%
>1.1 US$/Lb	1.71%

How to determine ranges and determine the amounts to be paid:

3.1                    The cooper reference price shall be the average stated in US Dollars per pound of the cash prices (cash means) for the copper shown in the website of the London Metal Exchange during the semester prior to the period subject matter of the calculation.

3.2                    The prices referred to in the preceding paragraph do not include the taxes charged to the sale of gold or any other ore.

3.3                    The payment of the Royalties shall be enforceable for any act of commercialization of ores extracted from the Mining Rights, Including those of sale, swap or any other method used by MPC or its successors, for valuable consideration or under gratuitous title.

3.4                    In the event of producing ores different from copper, the equivalent amount of copper shall be added for determining the Royalties. This equivalence shall be obtained by using the average prices in the period in accordance with the calculation published by the Metals Bulletin, using the London Final for gold, the Handy & Harman for silver and the LME Settlement or its pertinent markets for copper, zinc, molybdenum and other metals.

FOUR:

The determination of the amount of Royalties to be paid shall be made from time to time every six (6) calendar months counted as from the commencement of the commercial operations over the Mining Rights. The commencement of the commercial operations shall be constituted by the first transfer, for valuable consideration, of the ore extracted from the Mining Rights.

The payment of the Royalties shall be verified in US Dollars within the fifteen (15) days following the expiration of the pertinent semester. The non-compliance with the total and prompt payment of the Royalties shall accrue an interest equivalent to the Libor rate plus 5%. The default interest shall be automatically accrued without any intimidation or proceeding by the Sellers.

The Sellers expressly waive the establishment of a legal mortgage that corresponds to the payment of the Royalties.

Two (2) or more consecutive or non-consecutive delays in the payments of the Royalties shall generate the Sellers’ right and MFC’s obligation or its successor to establish a mortgage over the Mining Rights or a pledge over the ores treated by MPC or its successor, at the discretion of the Sellers, for the unpaid amount, without prejudice to the exercise of any other right of the Sellers that could take place.

FIVE:

For the purposes of calculating the Royalties, the net sales referred to in Article Three shall be determined based on all the incomes received for the transfers made over the ores extracted from the Mining Rights, less: (i) the deductions for smelting and refining expenses, (ii) any tax created in the country that may be levied to the operation or to the local or export sales, currently in force or that may be created and that is effectively applied, (iii) the discounts for the usually deductible grades and for the losses caused by impurities, (iv) the transportation expenses from the processing plant to the loading port and - in case of export - from the Peruvian loading port to the place of destination of the products, (v) the brokerage expenses and sale commissions and the warehouse insurance expenses at the loading port to the port of destination for export, and (vi) the expenses incurred in the obtaining of samples.

SIX:

MPC or its successor(s) shall deliver to the Sellers within the first ten (10) days following the expiration of each calendar semester an authenticated copy of the pertinent parts of the Book of Sales and Incomes evidencing the sales made during the semester the payment was made corresponding to the ore extracted from the mining rights.

Likewise, within the first five (5) days of April of each year, MPC or its successor(s) shall deliver to the Sellers its audited financial statements or an authenticated copy of the Income Tax Return of the previous year. In addition, the Sellers may request the documents reflecting the incomes that would have been obtained for the transfer of the ores extracted from the Mining Rights and the deductible expenses for the calculations of the Royalty incurred in their marketing, without prejudice to the power to appoint auditors that at their cost may revise the important financial information for determining the Royalties.

The submission of false information by MPC or its successor(s) shall generate the Sellers’ right to terminate the Stock Purchase Agreement described in Article One. False information shall be understood as the information provided with the intention of reducing the amount of the Royalties the Sellers would receive. In such sense, false information shall not be understood as such inaccurate information derived from material errors in its preparation or that corresponding to the interpretations of facts or rights made by MPC which do not coincide with that of the Sellers.

SEVEN:

The Sellers shall have the right to object the determination of the amounts to be paid, provided that such objection be carried out within the ninety (90) days following receipt of the documents referred to in the preceding Article. If the objection was admitted by a margin greater than 5%, MPC or its successor(s) shall pay the Sellers for the expenses incurred in visits, inspections, samplings, analysis, calculations, audits, collections and other proceedings related to the said determination.

EIGHT:

MPC and its successor(s) may mix the ore extracted from the Mining Rights with those extracted from other areas. The calculation of the tonnage extracted from the Mining Rights shall be carried out by MPC or its successor(s) through a topographic survey with LASER Total Stations and the average grades shall be calculated based on the tests obtained from the exploitation drillings. MPC or its successor(s) shall provide the Sellers with copies of all the samples and shall allow them to have a representative during such procedures. Once the tonnage and the average grade of the ore extracted from the Mining Rights are obtained, the average metallurgic recovery of the same period shall be applied over them. MPC or its successor(s) undertake(s) to carry out their operations pursuant to the best geological, mining and metallurgic practices in order to maximize such recoveries.

Sellers may, at their own cost and at any time, prior notice to MPC three (3) business days in advance, and once the first transfer of the ore extracted from the Mining Rights is carried out, conduct the visits and inspections they deem necessary for the Mining Rights. This right shall be extended to the plant and/or to the lixiviation pile in which the ores are processed once the exploitation of the Mining Rights has commenced. The visit to the plant shall be limited to the verification of the treated volumes, the head grades, the contents of the processed ores, and the recoveries of the ores extracted from the Mining Rights. Under no circumstance and under their own risk, the visits and inspections of the Sellers may interfere with the exploitation and treatment works of MPC or its successor(s). The Sellers may gather samples of these visits and inspections, which may be carried out directly or through the person appointed by them for such purpose together with the consultants they deem necessary. The Sellers or the persons hired by the Sellers in order to act individually shall observe the security indications provided by MPC.

The visits and inspections of the Sellers may not take more than six (6) hours each.

NINE:

The right to collect the Royalties shall be created as from the time the ore extracted from the Mining Rights is sold pursuant to Article Four and shall subsist while MPC or its successors carry out such sale. MPC shall notify the Sellers of the time the first transfer for valuable consideration of the ore extracted from the Mining Rights is made. For the purposes hereof, it shall be understood that the depletion of the recoverable reserves at a certain moment shall not cause the termination of the right to collect the Royalties on the effective production if it is restarted in the future. The suspension of the exploitation of the Mining Rights entails the suspension of the payment of Royalties as from the time the last ore extraction from the Mining Rights is paid. It is understood between the parties that there is no minimum production obligation for MPC or its successors and that the production shall be carried out only in accordance with the criteria established by MPC and its successors.

TEN:

MPC may transfer, assign, levy or encumber to Joint Venture one or more of the Mining Rights, provided that whoever acquires the right to exploit them unconditionally and irrevocably assumes the obligations corresponding to MPC pursuant to this Agreement, especially those regarding the payment of Royalties. In accordance with Article 926 of the Civil Code, the transfer, assignment, encumbrance or any other act of disposition or management over one or more of the Mining Rights shall only be effective as from the time on which the acknowledgment by the acquirer of the exploitation rights of its obligation to pay the Royalties and to assume all the other obligations of MPC derived herefrom are registered in the pertinent filing entry for each mining concession forming part of the Mining Rights.

MPC and its successor(s) shall communicate the Sellers each time they carry out an act of disposition over the Mining Rights, and MPC shall irrevocably grant the Sellers the power to request the nullity of such acts if the acquirer of the exploitation rights has not complied with the acknowledgment specified in the preceding paragraph.

If any of the Mining Rights was granted or if their exploitation was assigned to a third party that has not expressly assumed MPC’s obligations derived herefrom and has not registered them in the pertinent filing entry, then, MPC or its successor that would have had the exploitation rights over it or over the Mining Rights subject matter of the granting or assignment shall be responsible for the payment of the Royalties.

The provisions set forth in this Article shall be applicable to all the acts of mining disposition or assignment that from time to time may be entered into over any of the Mining Rights and is enforceable for all those that from time to time acquire the right to exploit any of the Mining Rights.

Pursuant to the provisions of Article 20, paragraph b) of the Regulations for the Registration of Mining Rights approved by Resolution of the National Superintendency of the Public Records Office 052-2004-SUNARP/SN, the provisions set forth in this Article shall be registered in the pertinent filing entry of the card of each mining concession included in Exhibit A. MPC or whoever has substituted this company in the right to exploit the Mining Rights shall be obliged to renew the registration of the Royalty and the limitation provided in this Article whenever deemed necessary, sixty (60) days before the expiration of such entry, in the card of all the Mining Rights.

Failure to comply with such obligation shall grant the Agents the power to terminate the Stock Purchase Agreement referred to in the Article One.

ELEVEN:

The sales of ores extracted from the Mining Rights made to the refineries and foundries in which MPC or its successor has any affiliation shall be made at the prices and according to best terms obtained for the Sellers if such affiliation did not exist. Likewise, all the deductible costs of the net sales shall be made at market value, including the maquila, awards, sanctions and commissions.

TWELVE:

MPC or its successor(s) may carry out hedging operations on the production extracted from the Mining Rights. However, for the purposes of calculating the Royalty, the determination of the amounts to be paid and the payments shall be carried out taking into consideration the spot quotation applicable in accordance with Point 3.4 of Article Three.

THIRTEEN:

MPC or its successor(s) may receive the payment of the price for their net sales through provisional statements of the amounts to be paid, and may pay the Royalty based thereupon; therefore, it is expressly agreed that in the event that any final statement of the amounts to be paid was negative with respect to the provisional statement of the amounts to be paid, the amount that the Sellers would have eventually received in excess in any semester shall be informed to the Sellers within the fifteen (15) days after the final determination of the amounts to be paid and shall be deducted from the amount that corresponds to the Sellers for royalties in the following semester.

FOURTEEN:

MPC and its successor(s) are bound to maintain the Mining Rights in force at all times and to defend its effectiveness and title. In case they intend to waive or incur, at any time, in any cause for terminating any of the mining concessions which form part of the Mining Rights, whether in whole or in part, they must previously offer said rights to the Sellers so that within a term of thirty (30) business days the Sellers may answer if they intend to acquire the said rights for an added value of US$ 1 (One US Dollar). Failure to answer within the established term shall exempt MPC or its successor(s) from this obligation.

FIFTEEN:

For the objections filed pursuant to the provisions Article Seven, the parties shall submit the final and conclusive decision for the correct determination of the amounts to be paid to a specialized firm designated by MPC among three top specialized firms, which shall be presented by the Sellers to that purpose. The fees to be paid to such firm shall be assumed in equal parts by the Sellers and MPC.

SIXTEEN:

All the notary’s and filing fees arising from putting this document into the form of a notarially recorded instrument and the filing of this agreement shall be assumed in equal parts. The notary’s and filing fees that may be generated for the registration of the obligations to pay the Royalties and to comply with other MPC’s obligations hereunder by a third party shall be assumed by MPC.

SEVENTEEN:

The powers granted to the Sellers hereunder shall be exercised jointly by the Sellers and their successors.

EIGHTEEN:

The parties expressly agree that this Agreement may be terminated in the event of default or the partial, late or defective compliance with any of the obligations assumed herein. If the party affected by the non-compliance or the partial, late or defective compliance decides to terminate this agreement, it shall send a notarial letter to the other party requesting it to satisfy the non-fulfilled obligation or the obligation that was partially, lately or defectively fulfilled within a term of no less than fifteen (15) days, under penalty of automatically terminating the Agreement. If the obligation is not fulfilled within the established term, this Agreement shall be terminated, without prejudice to the right to demand the indemnity for damages and/or loss of profit, if applicable.

The parties expressly agree that if the Sellers terminate the Agreement based on the grounds of default or on the partial, late or defective compliance by MPC with the payment of the Royalties during three (3) or more consecutive semesters, the ownership of the Mining Rights shall be automatically transferred in favor of the Sellers or their successors, without any subsequent payment by the Sellers.

NINETEEN:

Any outstanding payment obligation by DUVAZ, Luis RODRIGUEZ MARIÁTEGUI PROAŇO, identified by National Identity Card (DNI) 09144124 and Jaime Enrique RODRIGUEZ MARIÁTEGUI PROAŇO, identified by National Identity Card (DNI) 09154499 (the “Agents”) or by the Sellers by virtue of the Master Agreement entered into on March 16, 2006, the Stock Purchase Agreement and the Option Agreement, signed simultaneously with this Agreement may be compensated with the obligation to pay the Royalties by MPC by virtue hereof.

TWENTY:

20.1              Waiver of rights

Any non-compliance or delay by one of the parties in exercising any right contemplated herein shall not be deemed as a waiver of such right. No waiver of a right contemplated herein shall be considered to have been made, unless such waiver is recorded in writing.

20.2              Notices

Any and all notices, requests, demands and any other communication required by or which may be sent under this Agreement shall be served in writing to the following addresses, fax number (with acknowledgment of receipt) or by registered mail, as follows:

ToMPC

Attention:	Charles Graham Preble
Address:	Av. San Borja Norte 1302, San Borja
Telephone:	476-7000
225-4667
Fax:	226-5181
E-mail:	cqpreble@msn.com

To Luis RODRÍGUEZ MARIÁTEGUI CANNY

Attention:	Luis Rodriguez Mariátegui Canny
Address:	Calle Miguel Aljovin 530, Surco
Telephone:	447-3011
Fax:	447-0747
E-mail:	lrmc@rmv-law.com.pe

To Jaime RODRÍGUEZ MARIÁTEGUI BLUME

Attention:	Jaime Rodriguez Mariátegui Blume
Address:	Calle La Joya 175, Tambo de Monterrico, Surco
Telephone:	225-1212
Fax:	225-1212, Extension 26
E-mail:	irodriguezmb@austriaduvaz.com

Any change of address or change in any data of the parties shall only take effect if it is notified in writing to the other party at least ten (10) calendar days in advance of the date the change of address must take place.

If any of the requirements set forth in the preceding paragraph is not complied with, the change of address or change in data shall not take effect and shall not be enforceable against the parties. Under this assumption, any and all communications and notices are to be sent to the addresses, fax numbers and persons stated in this Point, considering them validly and effectively served.

20.3              Assignment of contract

The parties agree that any of them may assign this contract without the prior written consent of the other party, except for the assumption described in the following paragraph.

In compliance with the applicable regulations, MPC gives its prior consent so that any of the Sellers may assign the Agreement in favor of any of the Agents. In order to avoid any doubt, if any of the Sellers decides to assign this Agreement in favor of any of the Agents, with the prior consent of MPC, MPC shall not oppose to such assignment.

20.4              Headings

The headings of the Articles have been Inserted for convenience only and in no case shall they affect the application or interpretation thereof, since the full text of the Article and the general purpose of this Agreement shall govern.

20.5              Partial Nullity

The invalidity, nullity or voidabillty of any Article or section hereof shall not affect or impair the enforceability of the remaining Articles hereof. Furthermore, it is the intention of the parties to replace any invalid, ineffective or voidable term, section or Article for a valid and enforceable Article or section in terms that are as similar as possible to those of the invalid, ineffective or voidable Article or section.

Accordingly, in the event that any section or Article of this Agreement is declared invalid or unenforceable by a competent court, judge, authority or arbitrator, the parties shall agree on their replacement for another valid Article, but with terms and effect that are as similar as possible to those of the original Article.

TWENTY-ONE:

21.1              Applicable Law

This Agreement shall be governed and interpreted in accordance with the laws of the Republic of Peru.

21.2              Applicable Jurisdiction

The parties hereby convene that they shall directly settle in good faith any dispute arising between them in relation to the Interpretation, execution, validity or efficacy of this Agreement.

Should the parties in dispute fail to reach an agreement within a term of fifteen (15) calendar days, the dispute shall be settled by a de jure arbitration, at the request of either party, subject to the following rules:

(a)                    The arbitration shall be conducted by an arbitration court consisting of three (3) members.

(b)                   The arbitration shall be conducted in accordance with the Procedural Regulations of the National and International Settlement and Arbitration Centre of the Lima Chamber of Commerce (hereinafter the “Centre”) and in the event of its incapacity, by the rules established by the arbitrators.

(c)                    Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus designated.  The third arbitrator shall preside over the arbitration court.

Failure by either of the parties to appoint their respective arbitrators within a term of ten (10) calendar days, as of the date on which they are notified by the other party, indicating their intention to adopt this Article and designating their respective arbitrator, the arbitrator shall be appointed by the Centre.

Furthermore, failure by the two appointed arbitrators to designate the third arbitrator within a term of ten (10) calendar days, as from the date of appointment of the latter arbitrator, the third arbitrator shall be appointed by the Centre.

(d)                   In the event of the need to designate a replacement arbitrator, for any reason whatsoever, he shall be designated following the same procedure fixed for the designation of the arbitrator being replaced.

(e)                    Initially, the fees of the arbitrators must be paid by the parties in equal proportions. After the issue of the arbitration award, the unsuccessful party must reimburse said fees to the other, pursuant to the provisions set forth in paragraph (g) of this Article and to the provisions contained in the arbitration award.

Without prejudice to the provisions established in the foregoing paragraph, the parties convene that should any counterclaim be filed during the conduction of the arbitration proceeding, to increase the fees initially fixed by the arbitrators, the party proposing such counterclaim must exclusively pay the said additional fees. If the party proposing the counterclaim fails to pay such fees, the arbitration proceeding shall continue its course as if said counterclaim had never been filed.

It is hereby established that should the party proposing the counterclaim be favoured with the issue of the final award, It shall also be entitled to the reimbursement of the additional fees of the arbitrators, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(f)                      The costs incurred for the production of evidence during the conduction of the proceeding shall be borne by the party offering the evidence, without prejudice to the right to be reimbursed for said costs, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(g)                   The costs and fees of the arbitration shall be borne by the unsuccessful party, including the fees of the arbitrators, the legal advisors and any other cost or expense derived from the conduction of said proceeding. The arbitration award must include its provisions on this requirement.

(h)                   The arbitration court shall have a term of ninety (90) business days, as from the date of its installation to issue the respective arbitration award, which is final and conclusive. The arbitration court may extend the term to issue the arbitration award by up to thirty (30) additional business days.

The parties may mutually agree to request the arbitration court to order an extension of the proceeding as many times as they may deem pertinent and for the terms that they may deem convenient, in which case, the arbitration court may increase the amount of its fees.

Furthermore, the arbitration court may be entrusted to accurately settle the dispute.

(i)                     The parties agree that should either of them file a motion to annul or challenge the arbitration award, it will be required to grant a joint and several letter of guarantee issued by a first-rate bank in favor of the other, in the amount of US$1,000,000 (One Million US Dollars). The referred Letter of Guarantee shall be granted prior to filing any appeal of this kind and shall remain in force for a minimum of one (1) year and the secured party must renew it in the event that the process for annulment has not ended within the original term of the Letter of Guarantee. The Letter of Guarantee shall be kept by a notary public of Lima selected by the party granting it. The notary public shall be instructed not to deliver the Letter of Guarantee to the other party, unless a firm and admitted court ruling has been issued against the party that filed the appeal for reversal of the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or challenge, only if it ends with a firm and admitted court ruling in favor of said party. Otherwise, the letter of guarantee shall be executed in favor of the party that filed no appeal and shall be considered a penalty by the parties. The penalty referred to herein shall not curtail the amount of the damages, costs or fees due to the party who did not file the appeal.

(j)                       The arbitration shall be conducted in the city of Lima, Peru, and the language to be used in the arbitration proceeding shall be Spanish.

Furthermore, the parties agree that should the participation of the regular judges and courts be mandatory, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of Lima Cercado, waiving the jurisdiction of their domiciles.

You are hereby requested, in your capacity as Notary Public, to include the clauses provided for by law, forwarding a notice to the Public Records Office for registration thereof.

Signed in Lima, on October 13, 2006

CENTENARIO	MPC

-(signed) Luis Rodriguez Mariátegui Canny Representative	-(signed) Charles Graham Preble Representative

-(signed) Juan Pedro Rodriguez Mariátegui Blume Representative	-(signed) H. Eric Peitz Representative

-(signed) Charles Graham Preble Representative	-(signed) Jaime Rodriguez Mariátegui Representative

-(signed) Melissa Gabriela Patroni Dedekind

-(signed) Juan José Cauvi A. Lima Bar Association (CAL) Register 12009

LIST OF APPENDICES

APPENDIX A:                          Description of the Mining Rights

APPENDIX A TO THE ROYALTY AGREEMENT
DESCRIPTION OF THE MINING RIGHTS

	SlNGLE			EXTENSION			FILING ENTRY
NUMBER	CODE	DESCRIPTION	AREA	Ha.	HOLDER AND SHARE		ENTRY	CARD	REGISTRATION AREA

1	08001837Y01	ANCON	LA MAR	4.0344	DUVAZ	100% A. DUVAZ	02010437	107305	Ninth Lima Office
2	(Illegible)	ASIA	LA MAR	3.1806	DUVAZ	100% A. DUVAZ	02010442	107325	Ninth Lima Office
3	(Illegible)	CALLAO	LA MAR	1.9964	DUVAZ	100% A. DUVAZ	02006626	051325	Ninth Lima Office
4	08023100X01	CHABELA	LA MAR	11.7365	DUVAZ	100% A. DUVAZ	20006428	018114	Eighth Huancayo Office
5	08023104X01	CLARISA	LA MAR	4.5120	DUVAZ	100% A. DUVAZ	20006389	016073	Eighth Huancayo Office
6	08001811Y01	EL JAPON	LA MAR	2.3691	DUVAZ	100% A. DUVAZ	02010439	107313	Ninth Lima Office
7	08001856Y01	ELENITA	LA MAR	1.3417	DUVAZ	100% A. DUVAZ	02010438	107309	Ninth Lima Office
8	08001163Y01	JUANITA	LA MAR	6.8348	JUANITA DE HYO	60% A. DUVAZ, 50% VOLCAN	02006556	053389	Ninth Lima Office
9	08001863Y01	LA CHINA	LA MAR	1.9963	DUVAZ	100% A. DUVAZ	02010443	107329	Ninth Lima Office
10	08001850Y01	LA MAR	LA MAR	1.9959	DUVAZ	100% A. DUVAZ	02010440	107317	Ninth Lima Office
11	08000848Y01	LA SOLEDAD	LA MAR	2.8172	DUVAZ	100% A. DUVAZ	02005992	044146	Ninth Lima Office
12	08022778X01	RAQUEL ELVIRA	LA MAR	3.0830	DUVAZ	100% A. DUVAZ	20005641	015264	Regional Office in and for Huancayo
13	08023099X01	REBECA 90	LA MAR	11.9758	DUVAZ	100% A. DUVAZ	20003260	010356	Regional Office in and for Huancayo
14	08001859Y01	TRANQUITA	LA MAR	2.8279	DUVAZ	100% A. DUVAZ	02010441	107321	Ninth Lima Office
15	08001944 Y01	VICTORIA	LA MAR	1.5827	DUVAZ	100% A. DUVAZ	02006649	063331	Ninth Lima Office
16	08002016Y01	LA DEMOCRATA	OESTE	1.9955	DUVAZ-MARSANO	33% A. DUVAZ, 67% MARSANO	02006533	051379	Public Records Office in and for Lima and El Callao
17	08001988X01	MARIA CELINA	OESTE	5.0707	DUVAZ-MARSANO	33% A. DUVAZ, 67% MARSANO	02006887	056431	Public Records Office in and for Lima and El Callao
18	08001942Y01	ADOQUIN	PILAR / CAJONCILLO	2.3893	DUVAZ	100% A. DUVAZ	02005919	43069	Ninth Lima Office
19	08002077X01	ALBERTO	PILAR / CAJONCILLO	1.0127	DUVAZ	100% A. DUVAZ	02006523	051317	Public Records Office in and for Lima and El Callao
20	08023101X01	CAROL PRIMERA	PILAR / CAJONCILLO	7.9837	DUVAZ	100% A. DUVAZ	20003249	010355	Regional Office in and for Huancayo

21	08023102X01	CAROL SEGUNDA	PILAR / CAJONCILLO	1.4895	DUVAZ	100% A. DUVAZ	20003251	010357	Regional Office in and for Huancayo
22	0823102AX01	CAROL SEGUNDA 2A	PILAR / CAJONCILLO	1.3847	DUVAZ	100% A. DUVAZ	20006369	018040	Regional Office in and for Huancayo
23	08023103X01	CAROL TERCERA	PILAR / CAJONCILLO	1.1125	DUVAZ	100% A. DUVAZ	20005339	016463	Regional Office in and for Huancayo
24	08000845Y01	CAROLINA	PILAR / CAJONCILLO	1.4085	DUVAZ	100% A. DUVAZ	02005530	37223	Public Records Office in and for Lime
25	08001788Y01	EMILIA	PILAR / CAJONCILLO	1.9980	DUVAZ	100% A. DUVAZ	02008524	051321	Ninth Lima Office
26	08002609X01	ENREDADERA	PILAR / CAJONCILLO	0.3321	DUVAZ	100% A. DUVAZ	02005458	035451	Ninth Lima Office
27	08002689X01	JOSESITO	PILAR / CAJONCILLO	0.3731	DUVAZ	100% A. DUVAZ	02006685	058419	Ninth Lima Office
28	08000749Y01	PILAR	PILAR / CAJONCILLO	4.1075	PILAR DE HYO	98% A. DUVAZ, 2% OTHERS	02008632	061371	Public Records Office in and for Lima and El Callao
29	08001755Y01	ROSAURA	PILAR / CAJONCILLO	1.9961	DUVAZ	100% A. DUVAZ	02006860	053337	Regional Office in and for Lima
30	08001007Y01	SAN JOSE	PILAR / CAJONCILLO	1.3993	DUVAZ	100% A. DUVAZ	02008047	084125	Ninth Lima Office
		TOTAL		94.9165

RICARDO FERNANDINI BARREDA
ATTORNEY-AT-LAW AND NOTARY PUBLIC IN AND FOR LIMA

I DO HEREBY CERTIFY THAT the foregoing is a true and exact copy of the original document, which has been produced before.

Lima, October 16, 2006

(signed)	Ricardo Fernandini Barreda
Attorney-at-Law and Notary Public in and for Lima / Seal

Seal of the Notaries Association in and for Lima

GV/CE/mcp-jcj
272744K6.20